Exhibit 12.01

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Six Months Ended June 30, 2017
	2012 (b)	2013 (b)	2014 (b)	2015 (a)	2016
Income from continuing operations before income tax	$936.7	$908.0	$820.6	$726.0	$1,105.5	$564.8
Equity in the income of investees	(21.4)	(18.6)	(14.6)	(10.6)	(8.3)	(8.1)
Cash distributions received from equity investees	21.0	14.4	8.8	10.7	9.5	4.1

	936.3	903.8	814.8	726.1	1,106.7	560.8

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	94.5	96.5	109.5	274.9	219.1	107.4

Portion of rental expense as can be demonstrated to be representative of the interest factor (a)	75.3	78.6	79.7	95.7	97.1	52.4

Total fixed charges	169.8	175.1	189.2	370.6	316.2	159.8

Earnings before income taxes and fixed charges	$1,106.1	$1,078.9	$1,004.0	$1,096.7	$1,422.9	$720.6

Ratio of earnings to fixed charges	6.51	6.16	5.31	2.96	4.50	4.51

(a)	Rental expense for the period ended December 31, 2015 has been revised.
(b)	The Company changed its financial statement classification for certain gross receipts taxes in 2016, removing these taxes from its provision for income taxes and moving this expense into selling, general and administrative expenses. Certain gross receipts taxes of $6.1, $7.6 and $7.5 were reclassified in 2014, 2013 and 2012, respectively but inadvertently omitted from previously disclosed ratio of earnings to fixed charges for those years. The ratios presented above have the corrected amounts included amounts therein.